Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

SIX FLAGS ENTERTAINMENT CORPORATION

Pursuant to Section 242 of the

Delaware General Corporation Law

SIX FLAGS ENTERTAINMENT CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

FIRST:  The name of the Corporation is Six Flags Entertainment Corporation.

SECOND:  The Restated Certificate of Incorporation of the Corporation is hereby be amended by deleting the first sentence of Section 1 of Article IV and replacing it with the following:

“The total number of shares of capital stock that the Company is authorized to issue is 145,000,000 shares, consisting of 140,000,000 shares of common stock, par value $0.025 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $1.00 per share (“Preferred Stock”).”

THIRD:  This Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the holders of a majority of the outstanding shares of common stock of the Corporation entitled to vote thereon at a meeting of the stockholders of the Corporation called and held upon notice in accordance with Section 222 of the Delaware General Corporation Law.

FOURTH:  This Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation shall be effective as of 11:59 p.m., Eastern Time, on the date of filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Six Flags Entertainment Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 4th day of May, 2011.

SIX FLAGS ENTERTAINMENT CORPORATION

By:	/s/ Mary A. Roma
Mary A. Roma
Assistant Vice President